SANTA MONICA MEDIA CORPORATION
9229 Sunset Boulevard, Suite 505
Los Angeles, California 90069
March 27, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Santa Monica Media Corporation, a Delaware corporation (the “Company”) Registration Statement on Form S-1 (SEC File No. 333-128384)
Ladies and Gentlemen:
     In connection with the above-referenced Registration Statement, on behalf of the Company, we wish to advise you that the Company requests that our request filed March 27, 2007 to accelerate the effective date of the above-referenced Registration Statement to March 28, 2007 be withdrawn immediately.

Very truly yours, SANTA MONICA MEDIA CORPORATION
By:	/s/ David Marshall

David Marshall Chief Executive Officer

Citigroup Global Markets, Inc.
388 Greenwich Street
New York, New York 10013
March 27, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Santa Monica Media Corporation, a Delaware corporation (the “Company”) Registration Statement on Form S-1 (SEC File No. 333-128384)
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, on behalf of the Representative for Underwriters, we wish to advise you that the Representative requests that our request filed March 27, 2007 to accelerate the effective date of the above-referenced Registration Statement to March 28, 2007 be withdrawn immediately.

Very truly yours, Citigroup Global Markets Inc., as Representative for Underwriters
/s/ David Spivak
David Spivak
Managing Director